October 4, 2018

Takehiro Abe
Chief Executive Officer
AIS Holdings Group, Inc.
2-41-7-336, Shinsakae
Naka-ku Nagoya-shi, Aichi, 460-0007, Japan

       Re: AIS Holdings Group, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed September 7, 2018
           File No. 333-224927

Dear Mr. Abe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 2

1. In your responses to our prior comments 1 and 6, you state that you have revised your disclosure to more accurately describe that you are engaged in the IT consulting industry and that you plan to operate a software system package as opposed to a cryptocurrency system. However, your disclosure still reflects that you purchased software for a cryptocurrency trading platform, that you will develop software for this platform, and you
       "intend to operate a website wherein users can exchange cryptocurrency for other forms of
 Takehiro Abe
FirstName LastNameTakehiro Abe
AIS Holdings Group, Inc.
Comapany 2018
October 4, NameAIS Holdings Group, Inc.
October 4, 2018 Page 2
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         cryptocurrency or cash" (see e.g., pages 2 and 14). Similarly, you incorporate by reference the Software Purchase Agreement filed as an exhibit to your Form 8-K filed
         April 9, 2018. In this 8-K and the exhibits, the software is identified as a "Cryptocurrency
         Trading System." Revise to clarify this conflicting disclosure and disclose the reasons for the changes in your business plans and objectives.
Our Offering, page 3

2. Refer to our prior comment 10. Please continue to revise your disclosure to remove references to the possibility that the company might be "granted listing" on an exchange.
         In this respect, we note your disclosure on pages 3 and 12.
Risk Factors, page 5

3. Refer to our prior comment 2. As it appears your current plans for software development concern the creation of a cryptocurrency wallet and exchange, and in light of your plans to conduct ICO consulting, your risk factors should include a comprehensive discussion of the material risks relating to:

             How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to develop a trading platform;

             The anticipated time and resources required to comply with these laws and regulations;

             Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;

             Consequences of the failure to comply with such laws and regulations;

             How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and

             Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services.
We are an early stage company with an unproven business strategy and may never be able to fully implement our business plan..., page 6

4. Your disclosure on pages 6 and 14 that you have generated no revenue from operations to date appears to conflict with the information provided in your unaudited consolidated statements of operations on page F-14. Please revise to clarify. Takehiro Abe
FirstName LastNameTakehiro Abe
AIS Holdings Group, Inc.
Comapany 2018
October 4, NameAIS Holdings Group, Inc.
Page 3
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Industry Overview, page 14

5. Given your preliminary stage of development and operations, revise to clarify how the broad market data on the "IT industry" and "digital currency market" is useful in understanding the small segment in which you plan to operate. Description of Business, page 15

6. You disclose that each website created with your software will consist of a cryptocurrency wallet, a cryptocurrency exchange and an ICO tab to review current ICOs. Please describe the cybersecurity protection features of your software and custody arrangements with users of the website. Highlight here and in a risk factor the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.
7. We note your response to our prior comment 8. Please discuss the regulation of cryptocurrencies and cryptocurrency exchanges in Japan and explain the extent to which your software and website are designed to comply with these regulations.
Use of Proceeds, page 17

8. We note your response to our comment 12 and your new disclosure on page 17. Please further clarify this disclosure to state whether or not the company intends to use funds raised in this offering to repay the outstanding advances made by Mr. Abe. Also clarify what you mean by your references to "this use of proceeds" in your new disclosure.
Certain Relationships and Related Transactions, page 26

9. Please disclose the amount paid by Mr. Takehiro Abe to Mr. Thomas DeNunzio for the transfer of all of the company's outstanding shares from Mr. DeNunzio to Mr. Abe. Also disclose the terms of and amount paid or to be paid to Mr. DeNunzio or any of his affiliates, such as V Financial Group, for services to the company. Refer to Regulation S-
         K Item 403(c).
Exhibits

10. Please file an English translation of the Software Lease Agreement, filed as Exhibit
         10.2. Refer to Securities Act Rule 403(c)(2)(iv), (v).
 Takehiro Abe
AIS Holdings Group, Inc.
October 4, 2018
Page 4

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-3350
with any other questions.



FirstName LastNameTakehiro Abe                           Sincerely,
Comapany NameAIS Holdings Group, Inc.
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Corporation Finance
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